

Mail Stop 7010

March 28, 2008

Mr. Michael J. Irwin
Executive VP and CFO
WD-40 Company
1061 Cudahy Place
San Diego, CA 92110

       RE: **Form 10-K for the fiscal year ended August 31, 2007**
                Form 10-Q for the period ended November 30, 2007
                Form DEF 14A filed on November 8, 2007
                File No. 0-6936

Dear Mr. Irwin:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED AUGUST 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Risk Factors, page 5

2. Please delete the last sentence in the first paragraph in this section. All material risks should be described. If risks are not deemed material, you should not reference them.

Legal Proceedings, page 15

3. Please ensure that you provide all the information required by Item 103 of Regulation S-K, specifically:
    *   The relief sought in the Drimmer v. WD-40 Company case; and
    *   The names of the courts in which the benzene lawsuits have been filed, the filing dates, the principal parties involved, and the relief sought.

Management's Report on Internal Control Over Financial Reporting, page 41

4. Please include a statement in this section that the registered public accounting firm that audited the financial statements included in the annual report has issued an attestation report on your internal control over financial reporting. See Item 308(a)(4) of Regulation S-K.

Financial Statements

General

5. Your disclosure on page 13 indicates that you may maintain self-insurance. Please disclose the extent of your self-insurance in each area that you are self-insured. Please also disclose whether or not you have excess loss insurance and, if so, the amounts at which this insurance coverage begins in each area.

Note 1 – Summary of Significant Accounting Policies, page vi

Short-term Investments, page vi

6. We note your disclosure that you did not carry any short-term investments as of August 31, 2007 and 2006. Based on your statements of cash flows, you purchased and sold short-term investments in the amount of $224,675,000 and $31,675,000 for the two years ended August 31, 2007. Given this activity, please provide us your basis for the classification of short-term investments as available-for-sale securities instead of trading securities in accordance with SFAS 115. In this regard, please tell us what the nature and purpose for which the securities were acquired and how that results in their classification as investing activities. See paragraph 18 of SFAS 115 and paragraphs 8 and 9 of SFAS 102. Also note that SFAS 159 amends these standards in regards to classification of trading securities.

Exhibits 31(a) and 31(b) – Section 302 Certifications

7. We note that throughout these certifications, you frequently substitute "annual report" for "report." Please use the precise language contained in Item 601 of Regulation S-K.

FORM 10-Q FOR THE PERIOD ENDED NOVEMBER 30, 2007

General

8. Please address the above comments in your interim filings as well.

FORM DEF 14A FILED NOVEMBER 8, 2007

Nominees for Election as Directors, page 5

9. Please provide the relevant dates relating to the business experience of all the directors for the past five years. See Item 401(e) of Regulation S-K.

Compensation Discussion and Analysis, page 13

10. Refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer's compensation should be discussed separately where the policy or decisions for that executive officer are materially different. Please revise your CD&A to discuss in more detail your principal executive officer's compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

Performance Incentive Bonus, page 16

11. Please expand your discussion of the performance incentive program to include the following:
- The criteria used to determine the annual incentive opportunity as a percentage of base salary.
- The specific individual performance results compared to the individual performance measurements used to calculate the incentive bonus payouts.
- The specific target versus actual global EBITDA, EBITDA for the relevant financial reporting segments, consolidated gross margin, and ROIC in dollar amounts (we note that actual and maximum global EBITDA has been disclosed).
- If available, the specific financial performance target amounts for the next fiscal year (we note your disclosure that fiscal 2008 target amounts were approved by the board in October 2007).
- The specific formulas used for calculating bonus compensation.
- An example for one of your executive officers showing how the formulas were used to calculate the performance incentive bonus.

Equity Compensation, page 17

12. Please explain in greater detail how equity awards were granted to executive officers based on their individual performance, as well as expected future contribution and long-term retention goals for the executive officer.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in their filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or, in her absence, Brigitte Lippmann, Staff Attorney, at (202) 551-3713 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief